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                                           Filed by Watson Pharmaceuticals, Inc.
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                                                    and deemed filed pursuant to
                                                              Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                   Subject Company: Watson Pharmaceuticals, Inc.
                                                     Commission File No. 0-20045


                      SOURCE: WATSON PHARMACEUTICALS, INC.
                             Friday, August 18, 2000


GETTING TOGETHER
A TRANSITION NEWSLETTER FOR THE EMPLOYEES OF SCHEIN & WATSON
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August 18, 2000                                                         Issue #3

Watson 401(k) Plan Introduced At Schein

As Watson continues to plan for how business will be conducted in the new organization, it is also evaluating the best possible combination of employee benefits for the newly merged workforce. The goal is to have all business units, except Puerto Rico (which has its own set of laws) on the same benefit plans by January 1, 2001.

The Watson 401(k) Plan has been introduced to Schein employees July 25th through August 1st in meetings at the Brewster, Carmel, Cherry Hill, Danbury, Florham Park and Phoenix locations. Schein employees received enrollment materials so that they can begin participation as soon as possible following the close of the acquisition. Other benefits should continue - unchanged - through the end of this year.

While there are similarities between Watson and Schein benefits, there are some differences as well. To put everyone on the same plans by January 1 will require some changes for both Schein and Watson employees. To help ensure that these changes are in the best interests of employees and shareholders alike, focus groups are being conducted with Schein employees at the locations mentioned previously.

Meetings are also being conducted with Watson employees, so both Schein and Watson employees' concerns are being factored into the eventual design of the new company's benefit plans.

We'll continue to keep you posted as decisions are reached and any changes are made.

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PIN Required for 401(k)
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(For Schein Employees only)
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You will need to get your new Personalized Identification Number (PIN) in order to change your investment election once enrolled in the Watson 401(k) Plan.

To get your PIN, please call:
1-800-978-9567.
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Date Set For Schein Shareholder Meeting

A special meeting of stockholders of Schein Pharmaceutical, Inc. will be held on Monday, August 28, 2000 at 9:00 a.m., local time, at the executive offices of Schein in Florham Park, New Jersey. The purpose of the meeting is to approve the merger between Watson and Schein.

The board of directors of Schein has fixed the close of business on July 25, 2000 as the record date for determining stockholders who are entitled to vote at this meeting. Only those holders of record of shares of Schein common stock at the close of business on July 25, 2000 can vote at this special meeting.

Even if you plan to attend the special meeting in person, it is requested that you sign and return the proxy card you received in the materials recently sent to you.

This card ensures that your shares will be represented at the special meeting in the event you are unable to attend. If you do attend the special meeting and wish to vote in person, you may withdraw your proxy and vote in person.

What Do You Need To Do Now?

We encourage you to read the proxy statement/prospectus carefully. Then, mail your completed and signed proxy card in the provided return envelope so that your shares can be voted at the special meeting.

Your vote is important regardless of the number of shares you own.

R&D Organizational Announcements Made

As part of the reorganization of Schein management, there will be new reporting relationships for the R&D organization at Schein.

Brand R&D and Medical Affairs will continue to report to Dr. Gary Kozloski, who, in turn, will report directly to Dr. Charles Ebert, Watson's Senior Vice President/R&D. All generic solid and injectable dosage form groups will now report to Dr. Neil Parikh, Watson's Vice President/Generic Product Development.

The Danbury Product Development group will continue to report to Daisy Rivera-Almentero while the Carmel Analytical R&D group will continue to report to John Feeny

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and Chris Fowler, respectively. Both solid dosage form Product Development and
Analytical R&D groups will report to Dr. Parikh.

Dr. Fakrul Sayeed has graciously agreed to assist in a transition capacity and will continue to supervise the Injectable R&D groups in Cherry Hill through the completion of the merger. Dr. Sayeed will report directly to Dr. Parikh in this transitionary role.

The Sterile Products/Product Development and Analytical R&D groups will continue to report to Mitch Garber and Rupa Iyers, respectively; both of whom will continue to report to Dr. Sayeed during this transition period.

Dr. Madhu Vadnere will continue in his current capacity in the R&D Business Alliance group during the integration phase, reporting directly to Dr. Parikh. Dr. Wanda Williams will continue to head R&D project management for Schein, reporting directly to Dr. Parikh.

Dr. Parikh will be responsible for all generic R&D within the new Watson organization as well as supporting solid dosage form development for several Proprietary R&D projects.

Watson's Copiague Site Manager Retires; Schein VP Named To Oversee Facility

After more than 30 years in the pharmaceutical manufacturing industry, Bob Glickstein, Watson's Copiague, Long Island General Manager, has announced his retirement from the Company, effective August 24th. During Bob's leadership tenure, the Long Island facility began production and continues to produce Watson's nicotine polacrilex gum product (which was re-launched this past April), while also providing contract manufacturing services to long-term contract-holders.

Succeeding Bob as Copiague Site Manager will be Don Allen, Vice
President/Operations for Schein's Carmel, New York and Danbury, Connecticut facilities. Like Copiague, both the Carmel and Danbury locations are solid dosage manufacturing facilities.

Don Allen, a seven-year veteran with Schein, will continue to report to Bob Mills, Schein's Senior Vice President/Operations.

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Stock Option Deadline
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(For Schein Employees only)

Stock options under the 1993 and 1997 Schein Employee Stock Option Plans may be exercised only until August 25, 2000, since they will terminate as a result of the pending Watson/Schein transaction. Information regarding the specific instructions to exercise these stock options was sent to all Schein Employee Stock Option Plan holders by Schein's Board of Directors on August 8th.
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If you do not exercise these options that have a deadline of August 25, 2000, these options will expire and no longer have value.

Reminder - In order to exercise your stock options, you must use a Personalized Identification Number (PIN). To get your PIN, you must call 1-800-411-6657.
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Questions & Answers

What happens if I miss the deadline to exercise my stock options?
If you fail to exercise your 1993 and 1997 Employee Stock Options by the deadline, the options will expire on August 25th and will no longer have any value. That's why it is important to get your PIN and make your decisions promptly.

Be sure to review your documents carefully to determine if you have any of these stock options.

What if I already hold Schein shares of common stock? How many shares of Watson stock will I have following the merger completion? Under the terms of the merger agreement, each outstanding share of Schein common stock (other than ineligible and dissenting shares) will be converted into the right to receive a fraction of a share of Watson common stock. The fraction of a share of Watson common stock will be based on the average closing price of a share of Watson common stock on the New York Stock Exchange for a ten-day trading period. That ten-day trading period began August 11th and will continue through August 24th.

For specific details, please refer to page 4 in the proxy statement/prospectus mailed to each Schein stockholder.

MERGER QUESTIONS

Two employee hotlines are up and running to take employee questions about the Watson/Schein merger.

These hotlines are confidential.

For Schein Employees:
Dial (602) 447-3127 (or, if you are calling from a Schein location, dial extension 3127).

For Watson Employees:
Dial (800) 249-5499, ext. 1500.

Additional Information and Where to Find It

Watson filed a Schedule TO on June 6, 2000, in connection with the tender offer and a registration statement on SEC Form S-4 on July 14, 2000 in connection with the merger, and Watson and Schein mailed tender offer documentation and a proxy statement/prospectus to

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stockholders of Schein containing information about the tender offer and the merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER DOCUMENTATION, THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY. THE TENDER OFFER DOCUMENTATION, THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CONTAIN IMPORTANT INFORMATION ABOUT SCHEIN, WATSON, THE TENDER OFFER, THE MERGER AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THESE DOCUMENTS THROUGH THE WEB SITE MAINTAINED BY THE SECURITIES AND EXCHANGE COMMISSION AT HTTP://WWW.SEC.GOV. FREE COPIES OF THE TENDER OFFER DOCUMENTATION, THE PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED FROM WATSON BY DIRECTING A REQUEST THROUGH THE INVESTOR RELATIONS PHONE LINE AT 909-270-1400, EXTENSION 4153; BY MAIL TO WATSON PHARMACEUTICALS, INC., ATTENTION: INVESTOR RELATIONS DEPARTMENT, 311 BONNIE CIRCLE, CORONA, CALIFORNIA 92880, FROM SCHEIN THROUGH THE INVESTOR RELATIONS PHONE LINE AT 973-593-5535 OR BY MAIL TO SCHEIN PHARMACEUTICAL, INC.,
ATTENTION: INVESTOR RELATIONS, 100 CAMPUS DRIVE, FLORHAM PARK, NEW JERSEY,
07932.

In addition to the tender offer documentation, the registration statement and the proxy statement/prospectus, Watson and Schein each file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Watson or Schein at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 800-SEC-0330 for further information on the public reference rooms. Schein's and Watson's filings with the Commission are also available to the public from commercial document-retrieval services and at the web site maintained by the Commission at http://www.sec.gov.

Interests of Certain Persons in the Transaction

WATSON, SCHEIN, THEIR RESPECTIVE DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN OTHER MEMBERS OF MANAGEMENT AND EMPLOYEES MAY HAVE SOLICITED PROXIES FROM SCHEIN STOCKHOLDERS IN FAVOR OF THE ADOPTION OF THE MERGER AGREEMENT. A DESCRIPTION OF ANY INTERESTS THAT SCHEIN'S DIRECTORS AND EXECUTIVE OFFICERS HAVE IN THE MERGER IS AVAILABLE IN THE PROXY STATEMENT/PROSPECTUS.

Forward Looking Information

THIS PRESS RELEASE CONTAINS CERTAIN STATEMENTS OF A FORWARD-LOOKING NATURE RELATING TO FUTURE EVENTS OR FUTURE BUSINESS PERFORMANCE. ANY SUCH STATEMENTS THAT REFER TO WATSON'S OR SCHEIN'S ESTIMATED OR ANTICIPATED FUTURE RESULTS, PRODUCT DEVELOPMENT EFFORTS OR PERFORMANCE OR OTHER NON-HISTORICAL FACTS ARE FORWARD-LOOKING AND REFLECT EACH COMPANY'S CURRENT PERSPECTIVE OF EXISTING TRENDS AND INFORMATION. SUCH FORWARD-LOOKING STATEMENTS INCLUDE, AMONG OTHERS, STATEMENTS REGARDING THE CONSUMMATION OF THE ACQUISITION OF SCHEIN BY WATSON AND THE FUTURE GROWTH, IMPACT AND SUCCESS OF THE COMBINED COMPANY, INCLUDING EXPECTATIONS REGARDING

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FINANCIAL PERFORMANCE, PRODUCT DEVELOPMENT EFFORTS AND THE SUCCESSFUL
INTEGRATION OF THE TWO BUSINESSES. SUCH FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES THAT CANNOT BE PREDICTED OR QUANTIFIED AND, CONSEQUENTLY, ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS. SUCH RISKS AND UNCERTAINTIES INCLUDE, AMONG OTHERS, RISKS ASSOCIATED WITH THE INTEGRATION OF THE WATSON AND SCHEIN BUSINESSES AFTER CONSUMMATION OF THE ACQUISITION, INCLUDING THE POSSIBLE INABILITY TO SUCCESSFULLY INTEGRATE THESE BUSINESSES ON A COST EFFECTIVE AND TIMELY BASIS, THE POSSIBLE INABILITY TO OBTAIN ON A TIMELY BASIS ANY REGULATORY OR THIRD PARTY APPROVALS NECESSARY TO SUCCESSFULLY IMPLEMENT THE COMBINED COMPANY'S INTEGRATION PLANS OR THE POSSIBLE INABILITY TO TIMELY MAKE CHANGES ON COMMERCIALLY ADVANTAGEOUS TERMS TO SCHEIN'S BUSINESS, AND SUCH OTHER RISKS AND UNCERTAINTIES DETAILED IN WATSON'S AND SCHEIN'S MOST RECENT FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING WATSON'S ANNUAL REPORT AND FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1999 AND FORM 10-Q FOR THE QUARTER ENDED JUNE 30, 2000, AND SCHEIN'S ANNUAL REPORT AND FORM 10-K FOR THE YEAR ENDED DECEMBER 25, 1999 AND FORM 10-Q FOR THE QUARTER ENDED JUNE 24, 2000.